SEC FILE NUMBER	1-33119
CUSIP NUMBER	019344100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Allied Nevada Gold Corp.

Full Name of Registrant

N/A

Former Name if Applicable

9790 Gateway Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Reno, Nevada 89521

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 10, 2015, the registrant and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code with the United States Bankruptcy Court for the District of Delaware. Certain recent events involving the negotiation and execution of waivers and amendments to bankruptcy-related agreements and with respect to motions for compensation for the registrant’s employees will not be finalized until after the due date of the Report on Form 10-Q. The registrant believes that the Form 10-Q will more accurately reflect the registrant’s status with respect to these matters if the Report on Form 10-Q is filed pursuant to Rule 12b-25(b).

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen M. Jones	(775)	789-0101
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that during the fiscal quarter ended March 31, 2015 its waste to ore strip ratio will have increased by approximately 106% to 2.3:1.0, compared to 1.1:1.0 for the same period of 2014, as the Company continued to mine through waste to gain access to ore to be mined later in 2015.

The Company expects that during the fiscal quarter ended March 31, 2015 gold revenue will have decreased approximately 34% (or -$26.4 million) from the same period of 2014, primarily due to a 30% (or -17,627 ounces) decrease in the number of gold ounces sold. The Company expects that the lower gold ounce sales will be primarily attributable to (1) the decision made in the latter half of 2014 to focus on moving additional waste to open up mining areas for 2015, thereby lowering the number of ore tons placed on the leach pads during the second half of 2014, and (2) slower than expected leaching of the acid leach material which was placed on the leach pads during the fourth quarter of 2014. For the same reasons discussed above, the Company expects that during the fiscal quarter ended March 31, 2015 silver revenues will have decreased by approximately 47% (or -$3.9 million) from the same period of 2014 primarily due to a 35% (or -140,353 ounce) decrease in the number of silver ounces sold.

The Company expects that during the fiscal quarter ended March 31, 2015 the Company will report a net loss of $108.5 million, as compared to net income of $0.3 million from the same period of 2014, as the Company incurred significant charges and losses from a write-down of production inventories, assets classified as held for sale, and reorganization items, which were offset by gains from foreign currency and derivative valuation adjustments.

Allied Nevada Gold Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2015	By	/s/ Stephen M. Jones
Stephen M. Jones
Executive Vice President and Chief Financial Officer